Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

China Life Insurance Company Limited (the “Company”)

Announcement on Related Party Transaction

Highlights:

•	The Transaction: The Company will make a negotiated deposit of RMB 2.1 billion at Guangdong Development Bank (the “GDB”).

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Abstention of Related Persons: The third meeting of the fourth session of the Board of Directors of the Company (the “Board”) reviewed and passed the proposal of the Company on a negotiated deposit at GDB, consented to the Company’s such negotiated deposit at GDB, and Mr. Wan Feng, a related director, abstained from voting.

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Effect of the Transaction on the Company: The Transaction will help to mitigate the Company’s pressure in investments and to increase investment yields, and also to strengthen the business cooperation between the Company and GDB.

I.	General Description of the Transaction

The Company will make a negotiated deposit of RMB 2.1 billion at GDB, with a deposit term of 61 months (the “Transaction”) and a fixed interest rate, which is 5.1% per annum. The Transaction constitutes a related party transaction of the Company.

II.	Introduction of the Related Party and its Relationship with the Company

GDB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in GDB.

Commission File Number 001-31914

Currently, Mr. Wan Feng, Executive Director and President of the Company, and Mr. Liu Jiade, Vice President of the Company, are serving as directors of GDB. As such, GDB constitutes a related legal person of the Company.

III.	Strategy and Basis of Pricing

The interest rate to be applied to the negotiated deposits will be fixed and at 5.1% per annum. It is fair, equitable and in line with the business needs of both the Company and GDB.

IV.	Purpose of the Transaction and the Effect on the Company

The Company believes that the Transaction falls within the ordinary business scope of the Company, complies with the market principles of equity, justice and transparency, and the pricing is fair and equitable. The Company is not aware of any harm to its interest and the Transaction will not have an adverse effect on the independence of the Company. The Transaction will help the Company to mitigate the Company’s pressure in investments and to increase investment yields, and also to strengthen the business cooperation between the Company and GDB.

V.	Procedures of Review

1. The Transaction was approved by the third meeting of the fourth session of the Board. Wan Feng, as a related director, abstained from voting. All of the unrelated directors voted in favor of the Transaction unanimously.

2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the Transaction to the Board for review, and provided the following comments: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions under the negotiated deposits agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1. Resolution of the third meeting of the fourth session of the Board;

2. Pre-approval by independent directors on the Transaction;

3. Resolution of the Transaction by independent directors;

4. The negotiated deposits agreement entered into by and between the Company and GDB.

Board of Directors

China Life Insurance Company Limited

October 29, 2012